SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2010

List of Exhibits:

1.	News Release entitled, “CNH appoints Vice President, Construction Equipment Europe”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 30, 2010

Agricultural and Construction Equipment

Press Release

FOR IMMEDIATE RELEASE
For more information contact:
Serena Bisacca	Tel: +39 011 0086193
Ilona Rautenberg	Tel: +4971316449154
Nuria Martin ALARCON & HARRIS	Tel: +34 91 415 30 20

CNH appoints Vice President, Construction Equipment Europe

Turin, Italy (March 29, 2010) - CNH announced today the appointment of Henrik Starup as Vice President, Construction Equipment Europe. Reporting to James E. McCullough, President and CEO of CNH Construction Equipment Business, Starup is responsible for further developing and strengthening the Case Construction Equipment and the New Holland Construction brands positioning in the marketplace.

“I am very pleased to welcome Henrik to the leadership role of our European construction equipment organization,” said James E. McCullough. “He comes with a strong cross-cultural background and an extensive experience built in the sales, marketing and dealer development areas that demonstrate his ability to lead with confidence and successfully grow the construction equipment business. I am confident that he will build effectively on the respective heritage and strengths of Case Construction Equipment and New Holland Construction, leading our two brands to future growth and continued success.”

Starup joins CNH from IVECO, and brings to his new role over 20 years experience in sales and marketing gained through leadership positions held in Denmark, the Nordic countries, Germany and at European level for the heavy, medium and light line. Most recently, he was General Manager for the German market, building IVECO’s exposure and market share in this country.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com